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                                                                     EXHIBIT 2.1

[TECHTEAM LOGO]                    NEWS RELEASE

FOR IMMEDIATE RELEASE - DECEMBER 24, 1998 International Provider of Computer Services

National TechTeam, Inc.
835 Mason Street, Suite 200
Dearborn, Michigan 48124                                      NASDAQ/NM - "TEAM"

CONTACT:

NATIONAL TECHTEAM, INC.     NATIONAL TECHTEAM, INC.      NATIONAL TECHTEAM, INC.
William F. Coyro, Jr.       Harry A. Lewis               Lawrence A. Mills
Chief Executive Officer     President and                Chief Financial Officer
(313)277-2277               Chief Operating Officer      (313)277-2277
                            (313)277-2277

                       NATIONAL TECHTEAM, INC. ANNOUNCES
                    AGREEMENT TO SETTLE CLASS ACTION LAWSUIT

DEARBORN, MICHIGAN, December 24, 1998...NATIONAL TECHTEAM, INC., NASDAQ symbol ("TEAM") announced today that it has reached an agreement in principle to settle all of the consolidated class action lawsuits that were brought against the Company and certain of its current and former officers and directors in the United States District Court for the Eastern District of Michigan. The terms of the proposed settlement include a payment by the Company's insurance carrier of $11 million to the plaintiff class. The settlement is subject to certain contingencies, including, but not necessarily limited to, the signing of a definitive agreement and final court approval.

In connection with this settlement, the Company expects to take a one time charge in the Fourth Quarter 1998 of approximately $3.3 million dollars for legal and settlement expenses.

"While TechTeam continues to believe that the Company would ultimately prevail in each of these cases, we feel that settlement at this time is in the Company's best interests in light of the expense, time, risk, and distraction involved in defending the consolidated lawsuit. Focusing the Company's efforts on increasing shareholder value is the top priority of management and all the employees of National TechTeam," said William F. Coyro, Jr., the Company's Chairman and CEO.

NATIONAL TECHTEAM, INC. is a leading provider of information technology outsourcing support services to large national and multi-national corporations, government agencies and service organizations. The Company offers its services through three global units: (i) CORPORATE SERVICES, which provides corporations with help desk support, technical staffing, systems integration, and instructor-led and computer-based training; (ii) OEM CALL CENTER SERVICES, which provides end user customers of its clients with inbound telephone support for their computer products; and (iii) TECHTEAM CAPITAL GROUP, which consists primarily of leasing computer-related hardware and integrated services to corporate customers. National TechTeam is traded under the symbol "TEAM".


                                     -more-
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[TECHTEAM LOGO]


                                  NEWS RELEASE


The foregoing contains forward-looking statements including those relating to management's expectations regarding the likelihood of consummation of the settlement and the costs to be incurred by the Company in connection therewith. The matters expressed in such statements are subject to numerous uncertainties and risks including, but not limited to, satisfaction of the contingencies provided for in the settlement agreement including court approval and other conditions, as well as current expectations of TechTeam and its management regarding completion of the settlement. Should one or more of those uncertainties or risks materialize, or should underlying assumptions prove incorrect, the outcome of the settlement negotiations and the settlement agreement may vary materially from that described as forward-looking statements. TechTeam does not necessarily intend to update those forward-looking statements.






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